XIONICS                                        PRESS RELEASE

Donna Wright                                   Dan Dent
Xionics Document Technologies, Inc.            Bridgeman Communications
(617) 229-7000                                 (617) 742-7270
dwright@xionics.com                            dan@bridgeman.com


                           XIONICS NAMES PETER SIMONE
                     PRESIDENT AND CHIEF OPERATING OFFICER

BURLINGTON, Mass., (April 1, 1997) - Xionics Document Technologies, Inc. (NASDAQ:XION) today announced the appointment of Peter J. Simone to the newly created position of president and chief operating officer. Simone brings more than 27 years of experience including 18 years of full operating responsibility for several $100 million-plus high tech businesses. He will report directly to Robert E. Gilkes, chairman and chief executive officer.

      "Our rapid growth places a premium on having depth and experience in senior management," said Gilkes. "Pete brings a wide range of skills and know-how to the management of Xionics' day-to-day operations and I'm confident that he will help me substantially in the execution of the strategic expansion of the company. I look forward to a long working association together."

      Simone most recently served for four years as group vice president of Simplex Time Recorder Company, Gardner, Mass. Prior to that he spent 17 years at GCA Corporation, Andover, Mass., where he held a variety of executive positions including chief operating officer and chief executive officer. Simone is a director of Cymer Inc. and the Semiconductor Equipment and Materials Institute (SEMI), and a director and member of the executive committee of the Massachusetts High Technology Council.

      Xionics is a leading developer of innovative silicon and software for printing, scanning, copying, processing and transmitting documents to computer peripherals. Xionics partners with the industry's leading original equipment manufacturers (OEMs), including Hewlett-Packard, IBM, Ricoh, Xerox, Canon, Seiko Epson and Sharp, to develop peripherals that provide the performance, output quality and network connectivity for today's office computing market. Xionics also markets, through a worldwide distribution channel, board-level image printing, scanning and viewing acceleration products for production document imaging applications. The Company's corporate headquarters is based in Burlington, Massachusetts, with offices in Japan, Germany and the United Kingdom.

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             Xionics Document Technologies, Inc. 70 Blanchard Road
      Burlington, Massachusetts 01803 Phone 617-229-7000 Fax 617-229-7119